SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul, 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Public Notice of Small-scale Stock Swap

On August 9, 2016, KB Financial Group Inc. (“KB Financial Group”) issued a public notice that the board of directors of KB Financial Group resolved on August 2, 2016 to effect a comprehensive stock swap (the “Stock Swap”) in accordance with Articles 360-2 and 360-10 of the Korean Commercial Code (the “KCC”) and Article 62-2 of the Financial Holding Company Act of Korea, pursuant to which the common shares of Hyundai Securities Co., Ltd. (“Hyundai Securities”) will be exchanged for common shares of KB Financial Group.

1.	Summary of Stock Swap Agreement

The purpose of the Stock Swap is to make KB Financial Group the complete parent company of Hyundai Securities and Hyundai Securities a wholly-owned subsidiary of KB Financial Group.

On the date of the Stock Swap (expected to be November 9, 2016), KB Financial Group will allot to the shareholders registered in the shareholder register of Hyundai Securities (other than KB Financial Group) 0.1907312 newly issued common share of KB Financial Group for each common share of Hyundai Securities held by such shareholders. In respect of any resulting fractional shares, KB Financial Group expects to pay to the relevant shareholders of Hyundai Securities, within one month from the date of the Stock Swap, an amount calculated based on the closing price of the newly issued common shares of KB Financial Group on the first day of trading of such shares on the Korea Exchange.

As the total number of common shares of KB Financial Group to be issued in exchange for the common shares of Hyundai Securities does not exceed 10% of the total number of shares issued by KB Financial Group, the approval by the board of directors of the Stock Swap Agreement replaces an approval of the general meeting of shareholders pursuant to paragraph (1) of Article 360-10 of the KCC. The meeting of the board of directors for the approval of the Stock Swap, in lieu of an approval of the general meeting of shareholders, is expected to take place on October 25, 2016.

Each party will be responsible for all of its expenses and taxes in connection with the Stock Swap. Matters not expressly provided for in the Stock Swap Agreement will be determined in accordance with the Financial Holding Company Act, Financial Investment Services and Capital Markets Act and the KCC.

2.	Entity That Will Become the Wholly-owned Subsidiary

a.	Company name: Hyundai Securities Co., Ltd.

b.	Address of headquarters: Hyundai Securities Bldg., 21, Yeouinaru-ro 4-gil, Yeongdeungpo-gu, Seoul, Korea

3.	Information on Expressing Opposition

a.	Procedures

Shareholders registered in the shareholder register of KB Financial Group on August 12, 2016 who oppose the resolution of the board of directors regarding the Stock Swap should submit a “Notice of Opposition to the Resolution of the Board of Directors” (please refer to the form below).

•	Registered shareholders must submit their original notice of opposition by August 22, 2016 to KB Financial Group at the following address:

Investor Relations Department (7F, Yeoido Headquarters of Kookmin Bank), 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea (Telephone number: +82-2-2073-2845)

•	Beneficial owners who own shares through a brokerage company must submit their notice of opposition to the relevant brokerage company by August 18, 2016 (for further details, please contact the relevant brokerage company) or directly to KB Financial Group at the above address by August 22, 2016.

b.	Appraisal Rights

Pursuant to paragraph (7) of Article 360-10 of the KCC, no appraisal rights will be recognized.

c.	Other Matters

Pursuant to paragraph (5) of Article 360-10 of the KCC, if shareholders owning 20% or more of the total number of shares issued by KB Financial Group provide written notice of their opposition to the Stock Swap, the small-scale stock swap procedure will not be allowed, and the parties are expected to review whether to proceed with the Stock Swap in accordance with the Stock Swap Agreement.

4.	Form of Notice of Opposition

Notice of Opposition to the Resolution of the Board of Directors

To KB Financial Group Inc.:

I hereby provide written notice of my opposition to the resolution of the board of directors regarding the execution of a small-scale stock swap agreement between KB Financial Group Inc. and Hyundai Securities Co., Ltd.

Shareholder Number
Number of Shares Owned	common shares
Number of Shares Opposed	common shares

Date:
Address:
Resident (Business) Registration Number:
Name: (signature) (Telephone: )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: August 9, 2016	By:	/s/ Jungsoo Huh
(Signature)

Name: Jungsoo Huh
Title: Senior Managing Director

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